SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2011

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.
C.N.P.J. No. 42.150.391/0001-70 – NIRE 29300006939
MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON NOVEMBER 9, 2011

On November 9, 2011, at 2:00 p.m., at the Company’s offices, located at Avenida das Nações Unidas, n° 8.501, 24º andar, São Paulo/SP, CEP 05.425-070, the Meeting of the Board of Directors of BRASKEM S.A. was held, with the presence of the undersigned Board Members, according to the signatures placed at the end of these minutes. Board Member José Carlos Grubisich did not attend the meeting and justified his absence, and he was replaced by his alternate José de Freitas Mascarenhas. The Chief Executive Officer, Carlos Fadigas de Souza Filho, and Officers Mauricio Roberto de Carvalho Ferro, Marcela Drehmer, as well as Mr. Marco Antonio Villas Boas, in charge of the Corporate Governance area, and Mrs. Marcella Menezes Fagundes, were also present at the meeting. The Chairman of the Board of Directors, Mr. Marcelo Bahia Odebrecht, presided the meeting and Mrs. Marcella Menezes Fagundes acted as secretary. AGENDA:  I) Subjects for Deliberation: After due analysis of the Proposal for Deliberation (“PD”), copies of which and related documentation were previously forwarded to the Board Members for cognizance, as provided for in its Internal Regulations and shall remain duly filed at the Company’s headquarters, the following deliberations were approved  by unanimous vote, under the terms and conditions of the respective PDs: 1)  PD.CA/BAK – 17/2011 – Contracting of credit limit with Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”), as well as the respective disbursement and establishment of 4th priority mortgage guarantee for the petrochemical plant of basic inputs, in Triunfo/RS, which is the object of record No. 5391 at the Real Estate Registry Office of Triunfo/RS; 2) PD.CA/BAK – 18/2011 – Formation of a Braskem subsidiary; 3) PD.CA/BAK – 19/2011 – Execution of solvents purchase and sale agreement between IQ Soluções & Química S.A. – quantiQ and Petróleo Brasileiro S.A. – Petrobras; II) Subjects for Acknowledgement: Presentations were made by the persons in charge of the matters contained in this item of the agenda, namely: a) Results of the 3rd quarter of 2011; b)  Braskem strategic theme: People; and c)  Program targeted at clients – Visio; III) Subjects of Interest to the Company: Nothing to register. IV)  Adjournment: As there were no further subjects to be discussed, these minutes were drawn up, which, after read, discussed and found to be in order, are signed by all the Board Members present at the meeting, by the Chairman and by the Secretary. São Paulo/SP, November 9, 2011. [Sgd.: Marcelo Bahia Odebrecht – Chairman; Marcella Menezes Fagundes – Secretary; Alfredo Lisboa Tellechea; Almir Guilherme Barbassa; Álvaro Fernandes da Cunha Filho; Paulo Roberto Costa; Eduardo Rath Fingerl; Francisco Pais; José de Freitas Mascarenhas; Luciano Nitrini Guidolin; Maria das Graças Silva Foster; and Newton Sergio de Souza].

The above matches the original recorded in the proper book.

Marcella Menezes Fagundes

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000

Escritórios: Salvador/BA - Av. Magalhães Neto, 1856, Ed TK Tower, s. 1101 a 1.103 e 1108, Pituba - CEP 41810-012 - Tel. (71) 3271-2044 - Fax (71) 3342-3698

São Paulo/SP – Av. das Nações Unidas, 8501, 23, 24, e parte do 25 andares, Alto de Pinheiros, CEP. 05425-070 – Tel. (11) 3576-9999 – Fax (11) 3576-9197

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 10, 2011
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.